Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,			Nine months ended September 30,
	2016	2015	2014	2017
	(in thousands)
Net loss	$(113,192)	$(89,631)	$(52,222)	$(123,355)
Fixed charges:
Interest expense on indebtedness	143	—	—	286
Noncash interest expense and other	—	—	3	284

Total fixed charges	143	—	3	570
Net loss plus fixed charges	$(113,049)	$(89,631)	$(52,219)	$(122,785)

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A

(1)	Due to the Company’s net losses for the years ended December 31, 2016, 2015 and 2014 and for the nine months ended September 30, 2017, earnings were insufficient to cover fixed charges by approximately $113.2 million, $89.6 million, $52.2 million and $123.4 million, respectively.